UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

BLUE MAGPIE CORPORATION

(Offeror)
A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

48205A 10 9
(CUSIP Number of Class of Securities)

Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,888.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation (“Purchaser”) or any other direct or indirect wholly-owned subsidiary of Celgene, (B) owned by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by Juno to Celgene and Purchaser and are as of January 26, 2018, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,171,888.19	Filing Party:	Celgene Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 48205A 10 9

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person CO

This Amendment No. 3 to the combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D amendment filed under cover of Schedule TO further amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2018, as amended and supplemented by Amendment No. 1 filed with the Commission on February 14, 2018 and Amendment No. 2 filed with the Commission on February 21, 2018 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”) (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly-owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

“Item 11. Additional Information” of the Schedule TO and the information set forth in the Offer to Purchase in “The Tender Offer—Section 13. Certain Legal Matters—Litigation” is hereby amended and supplemented in its entirety as follows:

“Litigation. On February 13, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno, its directors, Celgene and Purchaser in the United States District Court for the Western District of Washington, captioned Amardeep Sembhi v. Juno Therapeutics, Inc., et al., Case No. 2:18-cv-00229-JCC (the “Sembhi Action”). The complaint alleges that all defendants, including Celgene and Purchaser, violated Section 14(e) of the Exchange Act because the Schedule 14D-9 is materially deficient, and alleges that Juno’s directors breached their fiduciary duties and violated Section 20(a) of the Exchange Act by (a) selling Juno to Celgene in an unfair process for an unfair price and (b) filing a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions or (ii) rescissory damages or rescission in the event the Transactions are consummated.

On February 16, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno and its directors in the United States District Court for the District of Delaware, captioned Robert Piloco v. Juno Therapeutics, Inc., et al., Case No. 1:18-cv-00280-UNA (the “Piloco Action” and, together with the Sembhi Action, the “Actions”). The complaint alleges that Juno and its directors violated Sections 14(d) and 14(e) of the Exchange Act because the Schedule 14D-9 is materially deficient, and alleges that Juno’s directors violated Section 20(a) of the Exchange Act by causing Juno to file a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions or (ii) rescissory damages or rescission in the event the Transactions are consummated. On February 16, 2018, plaintiff in the Piloco Action also filed a Motion for Preliminary Injunction.

On February 20, 2018, defendants, including, with respect to the Sembhi Action, Celgene and Purchaser, and the plaintiffs in the Actions entered into a memorandum of understanding in which the plaintiffs agreed to dismiss their claims with prejudice, and to dismiss claims asserted on behalf of the putative class without prejudice, in return for Juno’s agreement to make certain supplemental disclosures set forth in Amendment No. 3 to the Schedule 14D-9 filed with the Commission on February 20, 2018.

The memorandum of understanding will not affect the amount of the consideration that Juno’s stockholders are entitled to receive in the Transactions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

CELGENE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

BLUE MAGPIE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 2, 2018

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018

(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)*	Press Release issued by Celgene on February 2, 2018

(a)(5)(H)	Annual Report on Form 10-K of Juno Therapeutics, Inc. for the fiscal year ended December 31, 2016 (filed with the SEC on March 1, 2017 and incorporated herein by reference)

(a)(5)(I)	Quarterly Report on Form 10-Q of Juno Therapeutics, Inc. for the quarterly period ended September 30, 2017 (filed with the SEC on November 1, 2017 and incorporated herein by reference)

(a)(5)(J)	Underwriting Agreement, dated as of February 8, 2018, among Celgene, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of several Underwriters named therein (incorporated by reference to Exhibit 1.1 to Celgene’s Form 8-K filed on February 9, 2018)

(a)(5)(K)**	Press Release issued by Celgene on February 21, 2018

(b)	Indenture, dated as of February 20, 2018, relating to the 2.875% Senior Notes due 2021, the 3.250% Senior Notes due 2023, the 3.900% Senior Notes due 2028 and the 4.550% Senior Notes due 2048 between the Celgene and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Celgene’s Form 8-K filed on February 20, 2018)

(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i))

(c)(2)*	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)

(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)

(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)

(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i))

(g)	Not applicable

(h)	Not applicable

* Filed with the Schedule TO-T on February 2, 2018.

** Filed with the Schedule TO-T/A on February 21, 2018.